Exhibit 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended 9/30/10	Year Ended 9/30/09	Year Ended 9/30/08	Year Ended 9/30/07	Year Ended 9/30/06

Pre-tax Income Loss from Continuing Operations	$(41,716)	$(52)	$(59,412)	$(97,038)	$(40,838)

Fixed Charges:

Interest expense	14,235	14,099	7,894	4,601	3,328

Capitalized interest expense	2,907	2,160	907	798	30

Amortization of discounts and issuance costs related to indebtedness (included in interest expense)	—	—	—	—	—

Rental expenses representative of an interest factor	98	82	87	67	40

Total Fixed Charges	17,240	16,341	8,888	5,466	3,398

Earnings:

Pre-tax Income (Loss) from Continuing Operations adjusted plus fixed charges	$(24,476)	$16,393	$(50,524)	$(91,572)	$(37,440)

Ratio of Earnings to Fixed Charges	nm	1.0	nm	nm	nm
Due to losses incurred for the years ended September 30, 2010, 2008, 2007 and 2006, we would have had to generate additional earnings of $41.7 million, $59.4 million, $97.0 million and $40.8 million, respectively, to achieve a coverage ratio of 1:1.